EXHIBIT 4.27

                            [World Gaming Letterhead]

06 September, 2002

Mr. Liam Gillen,
Galley Bay,
English Harbour,
Antigua.

Dear Liam,

This letter serves to confirm in writing our understanding of the verbal agreement we have reached regarding your departure from World Gaming.

It is agreed that your contract expires on 26 November, 2002. It is also agreed that you will officially end your duties as Managing Director of Antigua Operations on 30 September, 2002.

In recognition for your valued contribution during your tenure with World Gaming Plc, we agree to continue payments of your salary and allowances until the end of your contract. In consideration of this, you have agreed to continue to be a `friend' to World Gaming, and provide handover and transitional assistance when required.

Outstanding payment due to you is US $28,310.59, which is broken down as follows: Salary and allowances for October, 2002 ($13,416.66), Salary and allowances for November, 2002 ($13,416.66), 17 days Vacation Pay ($7,727.27). Deducted from the amount is $6,250.00, which is the balance owing on your Employee Account as at 01 October 2002, for a credit card loan.

Payment will be made to you in 6 equal installments of $4,718.43 to be paid on 15th and 30th of the month, October through December, 2002.

On behalf of the management and employees, I wish you the very best in your future endeavors.

Kindly indicate by your signature that you have read and accept the above mentioned payment terms.

Sincerely,

David Craven
CEO

Cc Lucette James-Wint
Director of Human Resources


_______________________________         _____________
Accepted by Liam Gillen                 Date


               LONDON * ANTIGUA * VANCOUVER * GIBRALTAR * TORONTO